UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Sogou Inc.

(Name of Issuer)

Class A Ordinary Shares, par value of 0.001 per share

(Title of Class of Securities)

83409V104

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83409V104

1.	Names of Reporting Persons Sohu.com (Search) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 130,917,250 Class A Ordinary Shares (1) (2)
	6.	Shared Voting Power 103,171,396 Class A Ordinary Shares (2)(3)(4)
	7.	Sole Dispositive Power 130,917,250 Class A ordinary shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,917,250 Class A ordinary shares (5)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.0% (6)
12.	Type of Reporting Person (See Instructions) CO

(1)	Sohu.com (Search) Limited (“Sohu Search”) is the record and beneficial owner of, and has sole voting and dispositive power with respect to, (i) 127,200,000 Class B ordinary shares (“Class B Ordinary Shares”) of the Issuer that are convertible into 127,200,000 Class A Ordinary Shares at any time at the election of Sohu Search and (ii) 3,717,250 Class A Ordinary Shares held by Sohu Search for the purpose of issuance upon the exercise of outstanding share-based awards and future share-based awards made by Sohu Search. Class B Ordinary Shares are not reportable on Schedule 13G pursuant to Rules 13(d) and (g) under the Exchange Act.

(2)	With respect to matters requiring a shareholder vote, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares vote together as one class. Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to ten votes. As a result, the 127,200,000 Class B Ordinary Shares and 3,717,250 Class A Ordinary Shares held by Sohu Search represent approximately 43.9% of the total voting power of the Issuer’s Class A Ordinary Shares and Class B Ordinary Shares.
(3)	Sohu Search may be deemed to have beneficial ownership attributable to shared voting power with respect to 45,578,896 Class B Ordinary Shares owned by THL A21 Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”). Under a voting agreement among Sohu Search, which is an indirect wholly-owned subsidiary of Sohu.com Inc. (“Sohu”); THL A21 Limited; and the Issuer (the “Voting Agreement with Tencent”), Sohu and Tencent have agreed that, subject to certain exceptions, (1) within three years following the completion, on November 13, 2017, of the Issuer’s initial public offering (the “IPO”), Sohu will vote all of its Class B Ordinary Shares and any Class A Ordinary Shares and Tencent will vote 45,578,896 of its Class B Ordinary Shares to elect a Board of Directors of the Issuer (the “Sogou Board”) consisting of seven directors, four of whom will be appointed by Sohu, two of whom will be appointed by Tencent, and the seventh of whom will be the chief executive officer of the Issuer, and (2) after three years following the completion of the IPO, Sohu will be entitled to choose to change the size and composition of the Sogou Board, subject to Tencent’s right to appoint at least one director. The Voting Agreement with Tencent also provides that for so long as Sohu and Tencent together hold more than 50% of the total voting power of the Issuer’s Class A Ordinary Shares and Class B Ordinary Shares, Sohu or Tencent may remove and replace any director appointed by it. These provisions of the Voting Agreement with Tencent are also reflected in the memorandum and articles of association of the Issuer (the “M&A”).

The Voting Agreement with Tencent and the M&A also specify that for so long as Sohu or Tencent holds not less than 15% of the Issuer’s issued shares (calculated on a fully diluted basis), consent from the holder of 15% or more (either or both of Sohu or Tencent, as the case may be) will be required (i) to amend the M&A, (ii) to make material changes in the Issuer’s principal lines of business, (iii) to issue any additional Class B Ordinary Shares, (iv) to create any new class or series of shares that is pari passu with or senior to the Class A Ordinary Shares, (v) for the Issuer to approve a liquidation, dissolution, or winding up of the Issuer, or a merger or consolidation resulting in a change in control, or any disposition of all or substantially all of the Issuer’s assets, or (vi) for the Issuer to enter into any transactions with affiliates of Sohu, other than in the ordinary course of business. The Voting Agreement with Tencent and the M&A further provide that if the shareholders of the Issuer have voted in favor of any of these actions requiring the approval of shareholders but consent from Sohu or Tencent (as applicable) has not been obtained, then the holders of all classes of the Issuer’s shares who have voted against such action will be deemed to have such number of votes as are equal to the aggregate number of votes cast in favor of such actions plus one additional vote. Under these provisions of the Voting Agreement with Tencent and the M&A, if an action is proposed for which the consent of either Tencent or Sohu is required, the failure to obtain the consent of Tencent or Sohu will have the effect of the proposed action’s not being approved, even if the other shareholders of the Issuer approve it.

The Voting Agreement with Tencent and the M&A also specify that if at any time Sohu alone holds more than 50% of the total voting power of the Issuer’s Class A Ordinary Shares and Class B Ordinary Shares, the voting arrangements with respect to the size and composition of the Sogou Board will be automatically suspended until such time within five years after the completion of the IPO as Sohu’s voting power again drops to 50% or less, in which case the original voting arrangements will be reinstated, provided that Tencent will only be required to vote the lower of 45,578,896 Class B Ordinary Shares held by it or such number as would give Sohu combined voting power of 50.1%. If such a suspension continues after the fifth anniversary of the completion of the IPO, the voting arrangements with respect to the size and composition of the Issuer’s Board of Directors will terminate.

Under the Voting Agreement with Tencent all of the Class B Ordinary Shares held by Sohu will be converted into Class A Ordinary Shares if there is a transaction resulting in change of control of Sohu that was not approved by Sohu’s board of directors, if specified competitors of Tencent control Sohu, or if a majority of Sohu’s board of directors consist of nominees of specified competitors of Tencent. The provisions with respect to the size and composition of the Sogou Board of Directors in the Voting Agreement with Tencent and in the M&A will terminate upon occurrence of any such event. Such arrangements will also terminate (i) if Dr. Charles Zhang, the chairman of the board of directors of Sohu and its chief executive officer, both ceases being the chairman of the board of directors of Sohu and ceases being the single largest beneficial owner of Sohu’s outstanding shares; (ii) if Sohu transfers 30% or more of the Class B Ordinary Shares that Sohu held upon the completion of the IPO; (iii) if the Issuer fails to provide irrevocable instructions to the person maintaining the Issuer’s register of members to accept instructions from Tencent, under certain circumstances, with respect to the conversion of Class B Ordinary Shares held by Sohu; (iv) or the Issuer changes, without Tencent’s consent, the person that maintains its register of members; (v) or if Tencent ceases to own any Class B Ordinary Shares.

Under the Voting Agreement with Tencent Sohu and Tencent are subject to certain restrictions on transfer of their Class A and Class B Ordinary Shares. In particular, a transfer of Class B Ordinary Shares by either Sohu or Tencent, respectively, to any person or entity that is not a direct or indirect wholly-owned subsidiary of Sohu or Tencent, respectively, will cause such Class B Ordinary Shares to be converted into Class A Ordinary Shares.

(4)	Sohu Search may be deemed to have beneficial ownership attributable to shared voting power with respect to an aggregate of 57,592,500 Class A Ordinary Shares beneficially owned by Photon Group Limited, the investment vehicle of Sohu’s chairman and chief executive officer Dr. Charles Zhang (“Photon”); the Issuer’s chief executive officer Xiaochuan Wang; and four other members of the Issuer’s management, as a result of a voting agreement by and among Sohu Search, Photon, Mr. Wang and the other four management members (the “Voting Agreement with Management”), pursuant to which Photon, Mr. Wang, and the other four management members have agreed to vote their Class A Ordinary Shares (except for any shares acquired by Mr. Wang in the public market following the IPO) to elect Sohu’s designees to the Sogou Board.
(5)	Does not include 45,578,896 Class B Ordinary Shares and 57,592,500 Class A Ordinary Shares that may be deemed to be beneficially owned by Sogou Search due to shared voting power under the Voting Agreement with Tencent and the Voting Agreement with Management. See Footnotes (3) and (4).
(6)	Class A Ordinary Shares and Class B Ordinary Shares have identical rights with the exception of voting rights and the Class B Ordinary Shares’ conversion right. Each Class B ordinary share is convertible into one Class A ordinary share at any time at the election of the holder. See Footnote (2) for a description of the voting rights of holders of Class A Ordinary Shares and Class B Ordinary Shares. For the purpose of calculating percentage ownership in this Schedule 13G, the Reporting Persons have treated Class A Ordinary Shares and Class B Ordinary Shares as if they were the same class. The percentage is calculated based on 118,408,437 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 278,757,875 Class B Ordinary Shares outstanding as of December 31, 2017, pursuant to Rule 13d-3(d)(1).

CUSIP No. 83409V104

1.	Names of Reporting Persons Sohu.com Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 130,917,250 Class A Ordinary Shares (7) (8)
	6.	Shared Voting Power 103,171,396 Class A Ordinary Shares (9)
	7.	Sole Dispositive Power 130,917,250 Class A ordinary shares (7)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,917,250 Class A ordinary shares (10)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.0% (11)
12.	Type of Reporting Person (See Instructions) CO

(7)	Sohu.com Limited may be deemed to beneficially own 130,917,250 Class A Ordinary Shares of the Issuer. Sohu.com Limited has voting and dispositive power with respect to Sohu.com (Search) Limited; and as a result, Sohu.com Limited may be deemed to beneficially own (i) 127,200,000 Class B Ordinary Shares, which are held of record by Sohu Search and are convertible into 127,200,000 Class A ordinary shares at any time at the election of Sohu Search or otherwise pursuant to the Voting Agreement with Tencent and the M&A, and (ii) 3,717,250 Class A Ordinary Shares, which are held of record by Sohu Search. Sohu.com Limited is filing this Schedule 13G with respect to such shares.

(8)	For the purpose of determining the voting power of Sohu.com Limited in the Issuer, Sohu.com Limited may be deemed to beneficially own 127,200,000 Class B Ordinary Shares and (ii) 3,717,250 Class A Ordinary Shares, which are held of record by Sohu Search. See Footnote (2) for a description of the voting rights of holders of Class A Ordinary Shares and Class B Ordinary Shares. The 127,200,000 Class B Ordinary Shares and the 3,717,250 Class A Ordinary Shares deemed to be beneficially owned by Sohu.com Limited collectively represent approximately 43.9% of the voting power of all outstanding ordinary shares of the Issuer.
(9)	Sohu.com Limited may be deemed to have beneficial ownership of the 45,578,896 Class B Ordinary Shares and the 57,592,500 Class A Ordinary Shares that may be deemed to be beneficially owned by Sohu Search due to shared voting power under the Voting Agreement with Tencent and the Voting Agreement with Management. See Footnotes (3) and (4).
(10)	Does not include the 45,578,896 Class B Ordinary Shares and the 57,592,500 Class A Ordinary Shares that may be deemed to be beneficially owned by Sohu.com Limited, due to shared voting power under the Voting Agreement with Tencent and the Voting Agreement with Management. See Footnotes (9).
(11)	See Footnote (6), (7) and (8).

CUSIP No. 83409V104

1.	Names of Reporting Persons Sohu.com Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 130,917,250 Class A Ordinary Shares (12) (13)
	6.	Shared Voting Power 103,171,396 Class A Ordinary Shares (14)
	7.	Sole Dispositive Power 130,917,250 Class A Ordinary Shares (12)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,917,250 Class A Ordinary Shares (15)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 33.0% (16)
12.	Type of Reporting Person (See Instructions) CO

(12)	Sohu.com Inc. has voting and dispositive power with respect to Sohu.com Limited, which has voting and dispositive power with respect to Sohu.com (Search) Limited. As a result, Sohu.com Inc. may be deemed to beneficially own (i) 127,200,000 Class B Ordinary Shares, which are held of record by Sohu Search and are convertible into 127,200,000 Class A ordinary shares at any time at the election of Sohu Search or otherwise pursuant to the Voting Agreement with Tencent and the M&A, and (ii) 3,717,250 Class A Ordinary Shares, which are held of record by Sohu Search. Sohu.com Inc. is filing this Schedule 13G with respect to such shares.

(13)	For the purpose of determining the voting power of Sohu.com Inc. in the Issuer, Sohu.com Inc. may be deemed to beneficially own (i) 127,200,000 Class B Ordinary Shares and (ii) 3,717,250 Class A Ordinary Shares, which are deemed to be beneficially owned by Sohu.com Limited. See Footnote (2) for a description of the voting rights of holders of Class A Ordinary Shares and Class B Ordinary Shares. The 127,200,000 Class B Ordinary Shares and the 3,717,250 Class A Ordinary Shares deemed to be beneficially owned by Sohu.com Inc. represent approximately 43.9% of the total voting power of the Issuer’s Class A Ordinary Shares and Class B Ordinary Shares.
(14)	Sohu.com Limited may be deemed to have beneficial ownership of 45,578,896 Class B Ordinary Shares and 57,592,500 Class A Ordinary Shares that may be deemed to be beneficially owned by Sohu.com Limited due to shared voting power under the Voting Agreement with Tencent and the Voting Agreement with Management. See Footnotes (3), (4) and (9).
(15)	Does not include 45,578,896 Class B Ordinary Shares and 57,592,500 Class A Ordinary Shares that may be deemed to be beneficially owned by Sohu.com Inc. due to shared voting power under the Voting Agreement with Tencent and the Voting Agreement with Management. See Footnote (14).
(16)	See Footnotes (6), (12), and (13).

Item 1.

(a)	Name of Issuer: Sogou Inc.
(b)	Address of Issuer’s Principal Executive Offices: Level 15, Sohu.com Internet Plaza No. 1 Unit Zhongguancun East Road, Haidian District Beijing 100084 People’s Republic of China

Item 2.

(a)

Name of Person Filing:

Sohu.com (Search) Limited, Sohu.com Limited, and Sohu.com Inc. The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)

Address of Principal Business Office or, if none, Residence:

Sohu.com (Search) Limited

P.O. Box 31119, Grand Pavilion, Hibiscus Way

802 West Bay Road, Grand Cayman, KY1-1205

Cayman Islands

Sohu.com Limited

PO Box 309

Ugland House, Grand Cayman, KY 1-1104,

Cayman Islands

Sohu.com Inc.

Level 18, SOHU.com Media Plaza

Block 3, No. 2 Kexueyuan South Road, Haidian District

Beijing 100190

People’s Republic of China

(c)	Citizenship: Sohu.com (Search) Limited and Sohu.com Limited are Cayman Islands companies. Sohu.com Inc. is a Delaware corporation.
(d)	Title of Class of Securities: Class A Ordinary Shares, $0.001 par value per share
(e)	CUSIP Number: 83409V104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not Applicable.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amountbeneficially owned:

Sohu Search is the record and beneficial owner of (i) 127,200,000 Class B Ordinary Shares that are convertible into 127,200,000 Class A Ordinary Shares at any time at the election of Sohu Search and (ii) 3,717,250 Class A Ordinary Shares held by Sohu Search for the purpose of issuance upon the exercise of outstanding share-based awards and future share-based awards made by Sohu Search.

Sohu.com Limited has voting and dispositive power with respect to Sohu Search. Sohu.com Limited may be deemed to beneficially own (i) 127,200,000 Class B Ordinary Shares that are held of record by Sohu Search and are convertible into 127,200,000 Class A ordinary shares at any time at the election of Sohu Search and (ii) 3,717,250 Class A Ordinary Shares that are held of record by Sohu Search.

Sohu.com Inc. has voting and dispositive power with respect to Sohu.com Limited and Sohu.com (Search) Limited. Sohu.com Inc. may be deemed to beneficially own (i) 127,200,000 Class B Ordinary Shares that are held of record by Sohu Search and are convertible into 127,200,000 Class A ordinary shares at any time at the election of Sohu Search and (ii) 3,717,250 Class A Ordinary Shares that are held of record by Sohu Search.

(b)

Percent of class:

Sohu.com (Search) Limited: 33.0%

Sohu.com Limited: 33.0%

Sohu.com Inc.: 33.0%

For the purpose of calculating percentage ownership, the Reporting Persons have treated Class A Ordinary Shares and Class B Ordinary Shares as if they were the same class. The foregoing percentages are calculated based on 118,408,437 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 278,757,875 Class B Ordinary Shares outstanding as of December 31, 2017, pursuant to Rule 13d-3(d)(1). Also see Footnote (6).

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 130,917,250 Class A Ordinary Shares for each Reporting Person.
(ii) Shared power to vote or to direct the vote 103,171,396 Class A Ordinary Shares for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of 130,917,250 Class A Ordinary Shares for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of 0 shares for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date February 13, 2018

Sohu.com (Search) Limited
By: Sohu.com Limited Its Sole Director

By:	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Director

Sohu.com Limited

By:	/s/ Charles Zhang
Name:	Charles Zhang
Title:	Director

Sohu.com Inc.

By:	/s/ Joanna Lv
Name:	Joanna Lv
Title:	Chief Financial Officer